UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KapStone Paper and Packaging Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48562P103

(CUSIP Number)

Kathryn D. Ingraham

KapStone Paper and Packaging Corporation

1101 Skokie Blvd., Suite 300

Northbrook, IL 60062

847-239-8817

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48562P103

1.	Names of Reporting Persons. Matthew Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,389,693

	8.	Shared Voting Power: 504,172

	9.	Sole Dispositive Power: 3,389,693

	10.	Shared Dispositive Power: 504,172

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,893,865 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.02% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)   Includes 504,172 shares of Common Stock held by the Allison Kaplan Trust E/U Matthew S. Kaplan 2008 GRAT UAD 02/27/10, the Douglas Kaplan Trust E/U Matthew S. Kaplan 2008 GRAT UAD 02/27/10, the Allison K. Bosco Exempt Descendant’s Trust U/A 12/07/12 and the Douglas Kaplan Exempt Descendant’s Trust U/A 12/07/12.

(2)   Based on 96,786,601 shares of Common Stock outstanding as of March 20, 2017 (as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with SEC on April 5, 2017).

CUSIP No. 48562P103

1.	Names of Reporting Persons. Allison Kaplan Trust E/U Matthew S. Kaplan 2008 GRAT UAD 02/27/10

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 118,086

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 118,086

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 118,086

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.12% (1)

14.	Type of Reporting Person (See Instructions): CO

(1)   Based on 96,786,601 shares of Common Stock outstanding as of March 20, 2017 (as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on April 5, 2017).

CUSIP No. 48562P103

1.	Names of Reporting Persons. Douglas Kaplan Trust E/U Matthew S. Kaplan 2008 GRAT UAD 02/27/10

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 118,086

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 118,086

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 118,086

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.12% (1)

14.	Type of Reporting Person (See Instructions): CO

(1)   Based on 96,786,601 shares of Common Stock outstanding as of March 20, 2017 (as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on April 5, 2017).

CUSIP No. 48562P103

1.	Names of Reporting Persons. Allison K. Bosco Exempt Descendant’s Trust U/A 12/07/12

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 134,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 134,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 134,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.14% (1)

14.	Type of Reporting Person (See Instructions): CO

(1)   Based on 96,786,601 shares of Common Stock outstanding as of March 20, 2017 (as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on April 5, 2017).

CUSIP No. 48562P103

1.	Names of Reporting Persons. Douglas Kaplan Exempt Descendant’s Trust U/A 12/07/12

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 134,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 134,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 134,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.14% (1)

14.	Type of Reporting Person (See Instructions): CO

(1)   Based on 96,786,601 shares of Common Stock outstanding as of March 20, 2017 (as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on April 5, 2017).

Item 1. Security and Issuer.

This statement on Schedule 13D/A (this “Statement”) relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of KapStone Paper and Packaging Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 1101 Skokie Boulevard, Suite 300, Northbrook, IL 60062. This Statement amends the Schedule 13D filed by the Reported Persons (as defined below) on June 9, 2008, as amended by the Schedule 13D/A filed on August 20, 2009.

Item 2. Identity and Background.

(a)-(c) This statement is being filed on behalf of (i) Matthew Kaplan, (ii) the Allison Kaplan Trust E/U Matthew S. Kaplan 2008 GRAT UAD 02/27/10; (iii) the Douglas Kaplan Trust E/U Matthew S. Kaplan 2008 GRAT UAD 02/27/10; (iv) the Allison K. Bosco Exempt Descendant’s Trust U/A 12/07/12; and (v) the Douglas Kaplan Exempt Descendant’s Trust U/A 12/07/12 (items (ii) — (v) collectively referred to herein as the “Trusts”). Mr. Kaplan and the Trusts are herein together sometimes called the “Reporting Persons.” The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3) or for any other purpose.

Mr. Kaplan is the President, Chief Executive Officer and a director of the Company, and his principal business address is c/o KapStone Paper and Packaging Corporation, 1101 Skokie Boulevard, Suite 300, Northbrook, Illinois 60062. Mr. Kaplan’s wife is the trustee of the Trusts.

The Trusts are trusts. The principal address of each of the Trusts is c/o KapStone Paper and Packaging Corporation, 1101 Skokie Boulevard, Suite 300, Northbrook, Illinois 60062.

(d) and (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f) Mr. Kaplan is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction

Based on the amount of the Company’s shares of Common Stock outstanding as of March 20, 2017, Mr. Kaplan now owns 4.02% of the Company’s outstanding Common Stock, which reflects more than a 1% change in Mr. Kaplan’s percentage of the class beneficially owned since the filing of Amendment No. 1 to this Schedule 13D.  This Amendment No. 2 is being filed to report the Reporting Person’s beneficial ownership as of the date hereof. Mr. Kaplan is no longer the beneficial owner of more than five percent of the Company’s outstanding common stock.

Mr. Kaplan and the Trusts may purchase shares of Common Stock or similar securities from time to time, either in brokerage transactions, in the over-the-counter market, in privately-negotiated transactions, or upon exercise of stock options, warrants or similar securities. Mr. Kaplan holds stock options to acquire additional shares of Common Stock granted to him as compensation for his service to the Company. Mr. Kaplan may, from time to time, exercise such options or be granted additional stock options or other equity awards by the Company in connection with such service. Any decision to increase his holdings of Common Stock will depend on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions. The Trusts may acquire beneficial ownership of additional shares of Common Stock from time to time in connection with any future gifts by Mr. Kaplan.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of its/his Common Stock depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. In addition, Mr. Kaplan may make gifts (which may include gifts to the Trusts and charities) of Common Stock from time to time.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. In addition, Mr. Kaplan is the President and Chief Executive Officer of the Issuer and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business, and affairs of the Issuer.

None of the Reporting Persons, as stockholders of the Company, has any plans or proposals other than as described herein that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its/his position and/or its/his purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, Mr. Kaplan, in his positions as the Company’s President and Chief Executive Officer, intends to approve such matters and take such actions as he deems to be in the best interests of the Company, which matters and actions could potentially involve items referenced in the first sentence of this paragraph.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Based on 96,786,601 shares of Common Stock outstanding as of March 20, 2017, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on April 5, 2017, the 3,893,865 shares of Common Stock beneficially owned by Mr. Kaplan represent approximately 4.02% of the outstanding Common Stock. This total also includes the 504,172 shares of Common Stock beneficially owned by the Trusts of which Mr. Kaplan may be deemed to have beneficial ownership by virtue of the relationship described in Item 2 above.

Except for the shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, disclosed in this Statement, none of the Reporting Persons owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

Mr. Kaplan has sole power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities beneficially owned by him. Mr. Kaplan’s wife, Karen Kaplan, is trustee of the Trusts and has shared power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities held by the Trusts. Pursuant to the terms of the Trusts organizational documents, actions with respect to the Common Stock held by the Trusts, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the shares, require the approval of Mrs. Kaplan.

(c) Except as set forth below, none of the Reporting Persons has made any purchase, sale or any other transaction in the Common Stock during the 60 days preceding the filing of this Statement.

On March 7, 2017, Mr. Kaplan was granted 54,066 restricted stock units (the “RSUs”), each representing a contingent right to receive on share of Common Stock. The RSUs vest in their entirety on March 7, 2020. On March 13, 2017, 5,854 restricted stock units were withheld for taxes upon vesting of restricted stock units awarded March 12, 2014.

(d) As to each Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of the shares referred to in Item 5(a) above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3 and 4 of this Statement and herein (and the Joint Filing Agreement filed as an Exhibit to this Statement), there are no contracts, arrangements or understandings between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Mr. Kaplan has been granted non-qualified stock options, restricted stock and restricted stock units pursuant to the Issuer’s equity incentive plans.  As of December 31, 2016, Mr. Kaplan has: (a) 184,384 options, all of which have vested in accordance with their respective terms, at an exercise price of $4.68 per share; (b) 116,646 options, all of which have vested in accordance with their respective terms, at an exercise price of $7.31 per share; (c) 107,594 options, all of which have vested in accordance with their respective terms, at an exercise price of $8.88 per share; (d) 90,490 options, all of which have vested in accordance with their respective terms, at an exercise price of $13.83 per share; (e) 27,724 options, all of which have vested in accordance with their respective terms, at an exercise price of $30.41 per share; (f) 27,724 options, all of which are scheduled to vest in accordance with their respective terms on March 12, 2017, at an exercise price of $30.41 per share; (g) 89,286 options, all of which are scheduled to vest in accordance with their respective terms between March 26, 2017 and March 26, 2018, at an exercise price of $31.89 per share; (h) 96,524 options, all of which are scheduled to vest in accordance with their respective terms between March 18, 2018 and March 18, 2019, at an exercise price of 12.72 per share; and Mr. Kaplan has: (i) 18,908 restricted stock units with restrictions that are scheduled to lapse on March 12, 2017; (j) 28,222 restricted stock units with restrictions that are scheduled to lapse on March 26, 2018; and (k) 30,000 restricted stock units with restrictions that are scheduled to lapse on March 18, 2019.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock reported as beneficially owned by the Reporting Persons includes the number of shares underlying those options and restricted stock units listed above that are currently vested or that shall vest within 60 days of the date hereof.

Item 7.   Material to be Filed as Exhibits

See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    April 5, 2017

April 5, 2017
Date

/s/ Matthew Kaplan
Matthew Kaplan

ALLISON KAPLAN TRUST E/U MATTHEW S. KAPLAN 2008 GRAT UAD 02/27/10

/s/ Karen Kaplan
Karen Kaplan, Trustee

DOUGLAS KAPLAN TRUST E/U MATTHEW S. KAPLAN 2008 GRAT UAD 02/27/10

/s/ Karen Kaplan
Karen Kaplan, Trustee

ALLISON K. BOSCO EXEMPT DESCENDANT’S TRUST U/A 12/07/12

/s/ Karen Kaplan
Karen Kaplan, Trustee

DOUGLAS KAPLAN EXEMPT DESCENDANT’S TRUST U/A 12/07/12

/s/ Karen Kaplan
Karen Kaplan, Trustee

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT INDEX

Number	Description
1	Joint Filing Agreement dated as of April 5, 2017, by and among Matthew Kaplan and the Trusts.